[MINTZ LEVIN LETTERHEAD]
May 2, 2007
VIA EDGAR TRANSMISSION
Barbara C. Jacobs, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	ProLink Holdings Corp.
Registration Statements on Form SB-2
Filed on February 9, 2007
File Nos. 333-140547 and 333-140582

Form 10-KSB for the fiscal year ended December 31, 2005, as amended
Forms 10-QSB for the periods ended April 1, July 1 and September 30, 2006
File No. 0-25007
Dear Ms. Jacobs:
     On behalf of ProLink Holdings Corp. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 to the Company’s Registration Statement on Form SB-2, File No. 333-140547, and Amendment No. 1 to the Company’s Registration Statement on Form SB-2, File No. 333-140582, each as initially filed with the Commission on February 9, 2007 (together, the “Amendments”). We are delivering clean and marked courtesy copies of the Amendments to you and Maryse Mills-Apenteng of the Commission.
     Set forth below are the Company’s responses to the Commission’s comments given by letter (the “Comment Letter”), dated March 8, 2007. The responses are numbered to correspond to the comments set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter, and are based upon information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by the Company.
     On behalf of the Company, we advise you as follows:
General
1.	Please revise your filings to include updated financial statements and related consents. See Item 310(g) of Regulation S-B.
     Response: We have revised our filings to include updated financial statements and related consents.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
May 2, 2007

2.	Please be advised that we are processing your request for confidential treatment and will respond to your request under separate cover. Please note that comments relating to the confidential treatment request must be resolved prior to seeking effectiveness of the above-cited registration statements.
     Response: We note the Commission’s comment and understand that comments relating to the confidential treatment request must be resolved prior to seeking effectiveness of the above-cited registration statements.
Cover Page
3.	On the cover page of each of the above referenced filings, please ensure that you refer to the concurrent resale of up to 5,449,004 shares of common stock in the case of file no. 333-140547, and to the resale of up to 13,283,248 shares in the case of file no. 333-140582. Risk factor disclosure should be provided regarding the overhang.
     Response: We have revised the cover page of each of the Registration Statements to refer to the concurrent resale of up to 5,449,004 shares of common stock in the case of file no. 333-140547, and to the resale of up to 13,283,248 shares in the case of file no. 333-140582. Risk factor disclosure has been provided regarding the overhang. Please see page 11 of each of the Amendments.
Summary
Company History
4.	Please revise the summary section to more clearly explain the company history. For example, the paragraph that begins “For purposes of the discussion contained in this section” is somewhat confusing inasmuch as you indicate that “Prolink” when used alone refers to ProLink Solutions, LLC, your operating subsidiary. Yet the next paragraph begins by discussing ProLink’s formation in 2004, prior to the existence of ProLink Holdings Corp., thereby making it your predecessor. Consider using descriptive designations such as ProLink, Inc., ProLink Solutions LLC (predecessor) and ProLink Solutions LLC (subsidiary) or some other designations to facilitate understanding of your company history.
     Response: We have revised the Summary section and the Business section to more clearly explain the company’s history by using more descriptive designations. Please see pages 1 and 14-15 of each of the Amendments.
Selling Stockholders
5.	For each of the selling stockholders that is not a natural person, please identify the natural person or persons who have voting or investment control. See interpretation 4S of the Regulation S-K portion of the March 1999 supplement to the publicly available telephone interpretation manual, as well as interpretation I.60 of the July 1997 version of the telephone interpretation manual. This information can be disclosed in footnotes to the selling shareholder table.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
May 2, 2007

     Response: For the selling stockholders that are not natural persons, we have identified the natural person or persons who have voting or investment control. Please see pages 32-34 of each of the Amendments.
6.	To the extent any of the selling shareholders are affiliates of broker-dealers, please identify them as such in the selling shareholder table and disclose whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities.
     Response: To the extent any of the selling shareholders are affiliates of broker-dealers, we have identified them as such in the selling shareholder table and disclosed whether the sellers purchased the shares in the ordinary course of business and at the time of the purchase of the securities to be resold, the sellers had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please see pages 32-34 of each of the Amendments.
Recent Sale of Unregistered Securities
7.	For each transaction, please identify the exemption from registration relied upon and the facts that make such exemption available. Please ensure that your disclosure encompasses all unregistered issuances for the requisite period. See Item 701 of Regulation S-B.
     Response: For each transaction, we have identified the exemption from registration relied upon and the facts that make such exemption available. Please see pages II-1 and II-2 of each of the Amendments. Our disclosure includes all unregistered issuances for the requisite period.
Undertakings
8.	It appears that you have included the Item 512(a)(4) undertaking, which relates to a primary offering while both of the pending registration statements relate to secondary offerings. Please remove this undertaking.
     Response: We have removed the Item 512(a)(4) undertaking. Please see page II-9 of each of the Amendments.
9.	Please include the undertaking required by Item 512(g)(1) or (2), as applicable. Note that Item 512(g)(1) relates to issuers relying on Rule 430B and 512(g)(2) relates to issuers relying on Rule 430C.
     Response: We have included the undertaking required by Item 512(g)(2). Please see page II-9 of each of the Amendments.
Signatures
10.	Pursuant to Instruction 1 regarding signatures to the Form SB-2, please identify the person signing in the capacity of controller or principal accounting officer.
     Response: We have identified the person signing in the capacity of principal accounting officer on page II-10 of each Amendment.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
May 2, 2007

Form 10-KSB for the fiscal year ended December 31, 2005
Forms 10-QSB for the quarters ended April 1, July 1, September 30, 2006
Controls and Procedures
11.	You state in the Form 10-KSB that your disclosure controls and procedures “failed to detect and/or disclose that warrants to purchase a significant portion of the Company were issued and outstanding prior to October 1, 2005.” You also state that the Company “intends to take steps to cure this weakness and to provide additional controls, including adding additional personnel to its accounting team, including a controller...” We note that in the April 1, 2006 Form 10-QSB and in all subsequent quarterly reports you state that your disclosure controls and procedures are effective. Please explain what measures were taken to correct the weakness first identified in the Form 10-KSB and when those measures were taken. Describe the costs associated with those changes, to the extent material. In this regard, we note that neither the Form 10-KSB nor any of the quarterly reports describes changes made to your internal control over financial reporting that materially affected or were reasonably likely to materially affect your internal control over financial reporting.

Response: Beginning with the discovery of the failure to detect the warrants in question, the accounting function of the Company instituted a process whereby all grants of any derivative securities were noted and shared with the legal staff and management of the Company in order to reconcile all issuances with recorded amounts. This reconciliation is shared with the Company’s audit committee on a quarterly basis and is a subject of discussion at each disclosure committee meeting. Subsequent to the filing of the Form 10-KSB, the Company implemented a search for a new Chief Financial Officer, a Controller and a new accounting manager. The Company filled these roles on July 31, 2006, August 21, 2006 and March 6, 2007 respectively. The costs associated with the reconciliation of outstanding securities are immaterial. The additional yearly cost associated with the increase in accounting function staff is approximately $90,000 and thus immaterial on a quarter to quarter basis. Finally, the Company did not view the implementation of the new procedures surrounding the reconciliation to materially affect its internal controls over financial reporting. Please also see our response to Comment 12 below.

12.	We note your statements in all of the above-cited quarterly reports indicating that your disclosure controls and procedures were “effective to ensure that material information relating to us, including our consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which this Quarterly Report on Form 10-QSB was being prepared.” This language does not conform to the definition of disclosure controls and procedures as outlined in Exchange Act Rules 13a-15(e) and 15d-15(e), which paragraphs you cite in your disclosure. Please provide us with a representation that your disclosure controls and procedures were effective consistent with the full definition outlined in Exchange Act Rules 13a-15(e) and 15d-15(e) and confirm that you will conform your disclosure in future filings.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
May 2, 2007

     Response: The Company represents that at the time of such filings it had reason to believe that its disclosure controls and procedures were effective consistent with the full definition outlined in Exchange Act Rules 13a-15(e) and 15d-15(e), and will conform its disclosure in future filings. However, in its Annual Report on Form 10-KSB for the year ended December 31, 20007, the Company disclosed that its principal executive officer and principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of the end of the period covered by such Annual Report on Form 10-KSB, concluded that the Company’s disclosure controls and procedures were not adequate or effective to ensure that material information relating to the Company, including its consolidated subsidiaries, was made known to them by others within those entities, particularly during the period in which the Annual Report on Form 10-KSB was being prepared. As a result of the Company’s audit process for the period covered by the report, the Company received a large number of potential adjusting journal entries which would indicate that it had a material weakness in its internal control structure and disclosure controls. This weakness resulted primarily from inadequate technical accounting staff responsible for the accounting records during the period. These personnel have been replaced and the Company’s internal control and disclosure processes are being addressed to eliminate any other existing material weaknesses that may exist.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Barbara C. Jacobs
May 2, 2007

     Please call the undersigned at (212) 935-3000 with any comments or questions regarding the Amendments.

Sincerely,

/s/ Priya Kumar

Priya Kumar

cc:	Maryse Mills-Apenteng
Securities and Exchange Commission

Lawrence D. Bain
Dave M. Gomez
ProLink Holdings Corp.

Kenneth Koch, Esq.
Todd E. Mason, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky, and Popeo, P.C.